# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0001785342
Persons authorized to receive notices and communications: Christina Hack, Chief Financial Officer, 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania (PA), 19046, (215) 277-3010

## Reporting persons
- National Philanthropic Trust (CIK 0001785342): type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This statement on Schedule 13D relates to the Series A common stock, par value $0.0001 per share ("Class A Common Stock"), of dMY Squared Technology Group, Inc. (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on September 15, 2025 (the "Schedule 13D") is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the "Schedule 13 Amendment") constitutes Amendment No. 1 to the original Schedule 13D filing and constitutes an exit filing of the Reporting Person in respect of shares of Class A Common Stock. Following the transaction (the "Transaction") described in Item 4 below, the Issuer filed a Form 15 with the SEC to effect the deregistration of the Class A Common Stock. Except as set forth herein, the Schedule 13D is unmodified.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144

## Item 2. Identity and Background
Name of person filing: This Schedule 13D Amendment is being filed by National Philanthropic Trust (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania 19046.
Present principal occupation or employment: The Reporting Person is a 501(c)(3) charitable organization that, along with its affiliates, accomplishes its and their charitable purposes through the encouragement and facilitation of charitable giving by receiving charitable contributions, by providing support and assistance to encourage charitable contributions, and by making grants for purposes in Section 501(c)(3) of the Internal Revenue Code. The Reporting Person is a sponsoring organization of donor-advised funds. The Reporting Person is a Pennsylvania non-profit, non-stock corporation.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 19, 2026, Horizon Quantum Holdings Ltd., a Singapore public company limited by shares ("Horizon"), consummated the Transaction with dMY Squared Technology Group, Inc., a Massachusetts corporation (the "Issuer") and various other parties. As part of the Transaction, each outstanding share of Class A Common Stock of the Issuer (excluding any such shares which were redeemed as part of the Transaction) were automatically converted into the right to receive one Class A Share of Horizon (the "Horizon Class A Shares"). The Horizon Class A Shares were registered with the SEC on Form 8-A, effective March 19, 2025. Immediately following the Transaction, (i) there were 31,833,549 Horizon Class A Shares and 19,744,585 Horizon Class B Shares of Horizon issued and outstanding and (ii) the Reporting Person's entire holdings in Horizon securities consisted of 231,520 Horizon Class A Shares which shares it continues to hold as of the time of this Schedule 13D Amendment filing. The Reporting Person holds less than 5% of the Horizon Class A Shares and is not a Schedule 13D filer with regard to its holdings of Horizon Class A Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover page to this Schedule 13D Amendment are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D Amendment, there have been no transactions effected by the Reporting Person with respect to the Issuer's Class A common stock that were effected during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to this Transaction, the Reporting Person ceased to beneficially own 5% of the Class A Common Stock and has no further beneficial ownership reporting obligations.

## Signatures
- National Philanthropic Trust: /s/ Christina Hack, Christina Hack, Chief Financial Officer (05/19/2026)